

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2014

Via E-mail
Jason Altieri
General Counsel
LendingClub Corporation
71 Stevenson St.
Suite 300
San Francisco, CA 94105

> **Re:** **LendingClub Corporation**
> **Registration Statement on Form S-1**
> **Filed August 27, 2014**
> **File No. 333-198393**
> **Form 10-K/A for the Year Ended December 31, 2013**
> **Filed August 20, 2014**
> **File No. 000-54752**

Dear Mr. Altieri:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Table of Contents, page i

1. Please move the language pertaining to the dealer delivery obligation to the outside back cover page. See Item 502(b) of Regulation S-K.

LendingClub Corporation

2. For the following comments, where applicable, please make conforming changes to your
    Business section.

Overview, page 1

3. Please clarify that a vast majority of your investors are large institutional investors and
    accredited investors who do not purchase notes through your platform.

4. We note your disclosure here and on page 89 that investors may invest in small business
    loans through your platform. Please reconcile this disclosure with the information
    provided in your response letter to the staff dated August 20, 2014. In that letter, you
    stated that small business loans are only available through private transactions with a
    selected group of accredited investors, are not available to the public, and are not
    presented on your platform.

5. You state that your platform provides "equal access to loans offered to all investors
    through [your] marketplace." Please reconcile this disclosure with your response letter to
    the staff dated July 23, 2014 where you state that "loans are randomly allocated between
    the Company's whole loan platform and fractional platform in proportion to investor
    demand (based on available cash for investment). Any loan that remains on the whole
    loan platform for more than 12 hours is then moved to the fractional platform." Given
    the disparity between institutional investor demand and retail demand, it would seem that
    a majority of loans are offered to institutional investors before retail investors.

6. Revise your disclosure in this section to discuss the Custom Program Loans and the
    Standard Program Loans. Include a breakdown of the percentages and dollar values of
    loans that investors have invested in. With respect to the Standard Program Loans,
    disclose the amount of notes sold versus whole loans, certificates and limited partnership
    interests issued. Please make applicable changes throughout the registration statement,
    including to the chart on page 46.

7. Revise to further explain your "complementary" and "ecosystem partners." Explain why
    you consider these partners complementary, whether such partners are purchasing and/or
    selling notes, and what types of products and tools they are using through the platform.

Industry Background and Trends, page 2

8. The statements included in the bullets reflect the company's opinion as opposed to fact.
    In particular, many banks are likely to argue that the second bullet is untrue, and
    institutional investors may not agree that they have been unable to customize their
    investment portfolios prior to the existence of your platform. Revise each bullet to make
    clear that these statements reflect your subjective opinion.

Our Solution

9. We note that you include "transparency" as a benefit to borrowers and to investors. However, you do not disclose the rules used in the "rules-based engine for credit decisioning." In addition, for investors, we note that much of the information that is included in the borrower's platform "at a granular level" is unverified. We also note that the investors' loan universe is limited since significant numbers of loans are offered on the whole loan platform first. Finally, we note that the historical data does not reflect the historical performance of the Notes, but rather the performance of the borrowers across several different securities. Please remove these bullets or revise to reflect a more narrow benefit.

Benefits to Investors, page 3

10. Please address the first bullet in this section in light of comment 4 above regarding the ability of investors to participate in small business loans.

Competitive Strengths, page 4

11. We note that many of your competitive strengths and strategies for growth are also linked to risk factors; please balance the disclosure in these sections.

12. You state you have made "over $5 billion in loan originations through [your] platform." Because your platform appears to offer Notes (rather than Certificates or whole loans), please clarify your disclosure throughout the prospectus to define your platform and distinguish it from your website offering Notes to retail investors.

13. Please define "network effects" in the second bullet.

14. In the last bullet, you state you do not "use [your] own capital to invest in loans facilitated on our platform;" whereas on page 52, you disclose the outstanding principal balance of loans financed by Lending Club. Please reconcile this disclosure.

Our Strategy for Growth, page 5

15. In the third bullet, you reference loans that are *above* borrower profiles listed on your platform; please elaborate on these borrowers who are not currently able to participate on the platform. Similarly, with regard to borrowers who are *below* current borrower profiles, please address the increased risk these borrowers will pose and how you intend to address the lack of historical data in your risk modeling.

Risk Factors

16. Please revise the third sentence in the introduction to this section to clarify that you have discussed all known material risks.

If we are unable to maintain or increase loan originations…, page 12

17. Please break this risk factor into multiple risks. For example, we note you address the need attract new borrowers and investors; the risks associated with a concentration of investors; and the macro-economic environment.

18. In addition, with regard to the platform's ability to attract new investors and borrowers, please disclose the annual growth of unique investors and borrowers over the last few years.

Successful strategic relationships with ecosystem partners are important for our future success, page 16

19. We note your disclosure that you intend to enter into strategic relationships with community banks and other financial partners to facilitate co-branded loan offerings to their customers through your platform. Please explain the current status or progress of any such relationships. Describe whether the banks and partners would be listed as co-issuers of the notes, and explain what information investors will receive with respect to the banks and partners such as audited financial statements.

Because we may have issued stock options and underlying shares of common stock in violation of federal and state securities laws…, page 31

20. We note your disclosure that you may have been required to register the grants of equity awards to employees on Form S-8. Please tell us how many shares were issued without registration, the value of such shares, and to whom they were issued. Please provide your analysis as to why you believe that the issuances are consistent with applicable securities laws.

We have not reviewed our compliance with foreign laws regarding the participation of non-U.S. residents on our platform, page 31

21. Please expand this risk factor to address the potential financial impact of such fines to your business and the impact this may have on your plans to enter the global marketplace.

Use of Proceeds, page 38

22. Please provide more specific and quantified information regarding your intended use of the offering proceeds. In this regard, we note disclosure throughout your prospectus regarding your growth strategies, strategic relationships, and new loan product development.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

23. We note your discussion on page 47 regarding the ability of investors to invest in loans that are offered through your platform in various ways. Please revise this to clarify the particular investors that can participate in the various channels.

24. Additionally, please elaborate to more clearly describe each of the investment channels, including the management of each. For example, in your response letter dated August 20, 2014, you state that you have a "dedicated institutional investor group of professionals who source, solicit, close and maintain relationships with private investors."

25. We note that investors can purchase whole loans off your platform pursuant to purchase agreements. Please disclose the material terms of such agreements, including whether you service the loans, whether these investors hold the actual note of the borrower with access to their identity, and hold rights to collect in case of default.

Business

Investors, page 90

26. We note your disclosure on page 13 that "a relatively small number of investors account for a large dollar amount of investment in loans funded through [your] platform." Pursuant to Item 101(c)(1)(vii) of Regulation S-K, please disclose any relationship which, if lost, would have a material adverse effect.

Legal Proceedings, page 100

27. Revise the discussion in the first paragraph to describe the consultant's claim. In addition, include a placeholder to state the value of the offered common stock and cash consideration if the common stock were priced at the midpoint of this offering.

Platform Mechanics

Credit Decisioning and Scoring Process, page 92

28. We note that your disclosure includes only a general summary of your grading system and underwriting criteria. Revise to include a section describing the following information in more detail:
    a. the borrower requirements under the standard program loans;
    b. the LC Score and Base Risk Grade assigned to each borrower;
    c. how borrower information is verified;
    d. the sub-grades for the loans and the interest rates assigned to each, including the reduction for your service charge; and

       e.   the credit history information for each borrower that will be available on your website.

29. Please describe in more detail the criteria that are considered when determining a loan grade. While we understand that the specific algorithm that you use is complex, you should discuss the various attributes that are taken into account and the general weight assigned to each.

Compensation-Setting Process, page 110

30. Please explain why the compensation peer group does not include Prosper Marketplace and Funding Circle, the two companies you refer to as your competitors on page 95.

Unaudited Pro Forma Condensed Combined Statements of Operations, page F-65

31. We note your disclosure of pro forma financial information related to your recent acquisition of Springstone Financial, LLC. We also note your separate presentation of pro forma financial information beginning on page F-4 related to the expected conversion of all the outstanding shares of convertible preferred stock immediately prior to the closing of a qualifying initial public offering. Please revise your pro forma financial information beginning on page F-65 to present on a disaggregated basis both the acquisition of Springstone Financial, LLC and the conversion of all of the outstanding shares of convertible preferred stock. Please also revise to include tabular disclosure that clearly shows the calculation of pro forma earnings per share (EPS) for each period presented and that clearly presents all of the adjustments to compute the numerator and the denominator of pro forma EPS. Refer to Rule 11-02 of Regulation S-X for guidance.

32. As a related matter, please revise your Summary Consolidated Financial and Other Data on pages 9 – 10 and 43 – 44 to provide footnote disclosure related to your pro forma net income (loss) per share presentation that refers a reader to your unaudited pro forma financial information beginning on page F-65 which includes both the acquisition of Springstone Financial, LLC and the conversion of all outstanding shares of convertible preferred stock.

Note 4. Fair Value of Financial Instruments Measured at Fair Value, page F-17

33. Please revise your filing to disclose the weighted average of the unobservable inputs for your Level 3 assets and liabilities within your tabular presentation on page F-20. Refer to ASC 820-10-55-103 for example disclosure.

Exhibits

34. Please include forms of all agreements used in connection with the various investment channels.

Form 10-K/A for the Year Ended December 31, 2013

General

35. We note your response to comment 5 of our letter dated August 15, 2014. Based on the information you have provided, we are unable to concur with your view that the private issuances and the public offering of the Notes should not be integrated pursuant to Release No. 33-8828. It appears there is one offering that includes sales both to institutions and to retail investors. Please either provide further analysis as to why you have an exemption from registration for the private placements, or include in the Registration Statement on Form S-1:
    a. a section in Risk Factors stating that the offerings should be integrated;
    b. a recent developments section describing the same; and
    c. consider whether you need to conduct a rescission offer and account for the proceeds of the intended private placement as a contingent liability on your balance sheet.

36. We note your response to comment 9 of our letter dated August 15, 2014. It appears that, by filing 424s for all the Notes listed on your platform, you have offered Notes in excess of the amount that you had registered under the shelf registration statement in a manner that is inconsistent with Section 5. Please explain how you will remedy this issue going forward to ensure that you are only offering securities that have been registered. We may have further comment.

Item 11. Executive Compensation

37. Please file an amended 10-K/A that sets forth the complete text of each item as amended. Refer to Exchange Act Rule 12b-15.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Kathryn McHale at (202) 551-3464 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc.   <u>Via E-mail</u>
        Jeffrey Vetter
        Fenwick & West LLP